Exhibit 99.1

Amendment to previous announcement of Bachoco’s Cash Dividend

Celaya, Guanajuato, Mexico, - April 29th, 2022

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: BACHOCO) Mexico’s leading producer and processor of poultry and other food products, announced today that during the Company’s Annual Shareholder Meeting, held on April 27th 2022, the Board of Directors approved a cash dividend payment for 2022.

The cash dividend payment set by the Board amounts to $1.64 pesos per share outstanding or $19.68 pesos per ADR (one ADR equals to twelve shares).

The dividend will be paid in two equal installments of $0.82 pesos per share equivalent to $9.84 pesos per ADR on the following dates in 2022: May 18th and July 13th.

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and more than 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 31,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:

maria.jaquez@bachoco.net

andrea.guerrero@bachoco.net

T. +52(461)618 3555